Exhibit 1.4

AMENDMENT TO THE COMPANY’S ARTICLES OF ASSOCIATION

Adopted February 2, 2006

        The existing subsections (a) through (g) of Section 23.5 of the Articles of Association are hereby replaced in their entirety with the following new subsections (a) through (e):

“(a)	approve any material transaction involving Blue Square group which requires the Blue Square group to invest in equity a sum exceeding 20 Million US Dollars;

(b)	approve the entering into new fields of business by the Blue Square Group;

(c)	approve transactions between Blue Square group and Interested Parties;

(d)	approve amendments to the Articles of Association of the Company;

(e)	approve a merger between the Company and Blue Square Investments & Properties LTD (“BSIP”); or an acquisition offer regarding BSIP shares held by the public; or reorganizational structural changes of the Company or BSIP.”